FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2008

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F       X         Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   _____        No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated July 16, 2008
2.	Press release dated July 30, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2008
ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name:	Tim Score
Title:	Chief Financial Officer

Item 1

16 July 2008

Telechips Inc. Licenses ARM Mali-200 GPU To Deliver Dynamic User Experiences Across A
Wide Range Of Multimedia Designs

OpenGL ES 2.0 conformant Mali-200 GPU enables dynamic 2D and 3D user experiences on all classes of mobile consumer devices

SEOUL, KOREA AND CAMBRIDGE, UK – July 16, 2008 – Telechips Inc. (KDQ: 054450) and ARM [(LSE: ARM); (Nasdaq: ARMH)] today announced that Telechips is the first Korean licensee of the ARM® Mali™-200 graphics processing unit (GPU), bringing advanced 2D and 3D graphics capabilities and low memory bandwidth usage to a range of portable consumer devices, including PMPs, PNDs, home and in-car audio and mobile phones.

High-performance 2D and 3D graphics are driving a step change in advanced screen displays, from next-generation user interfaces and gaming on mobile phones, personal media players, in-car media systems and home audio devices, through to smooth mapping and photo-realistic views on personal navigation devices.  Supported by the ARM Mali graphics stack, the OpenGL ES 2.0 conformant Mali-200 GPU enables high performance while maintaining the long battery life that is critical in mobile devices.  Telechips, a Korean-based leader in the design and development of digital media processors, selected the Mali-200 GPU for its ability to address multiple product markets, encouraging innovation into the software supply chain and maximizing the benefits of graphics acceleration with a single GPU solution.

“As a major player in the innovative Korean semiconductor market, Telechips aims to stay at the forefront of technological advancements in order to remain competitive,” said Min-ho Seo, chief executive officer and president of Telechips.  “We selected the Mali-200 GPU for its ability to meet the full range of performance points to enable our chip sets to bring visually stunning graphics to the widest range of target consumer products.”

“Telechips is an agile and innovative silicon vendor with the flexibility to drive graphics acceleration into all classes of portable devices,” said Michael Dimelow, marketing director, ARM Media Processing Division.  “We welcome the opportunity to work with Telechips to bring the capabilities of the market-proven Mali-200 GPU to multiple product markets and at multiple price points, contributing to the ARM vision that soon all consumer visual experiences will be enhanced by graphics hardware acceleration.”

About the Mali-200 Graphics Processing Unit
The low-power, high-performance ARM Mali-200 graphics processing unit is the world’s first to pass OpenGL ES 2.0 conformance at up to 1080p HDTV resolutions and brings highest image quality for 2D and 3D graphics on any device with a screen.  The product features a programmable shader pipeline, the highest fill-rate efficiency on the market with alpha-blended pixels, full scene anti-aliasing with no additional bandwidth overhead, and alpha-blending of an unlimited number of layers, all without compromising power.  The Mali-200 GPU has the lowest memory bandwidth of any embedded GPU, enabling very low power usage and extended battery life.

Furthermore, ARM Mali middleware complements the Mali-200 GPU to create the most complete, openly licensable graphics stack available in the market today.  This full graphics solution from ARM is supported by the Mali graphics ecosystem that harnesses the reach and power of the ARM Connected Community™.  The Mali-200 GPU is ARM’s most widely licensed GPU to date.

Further information on ARM embedded graphics solutions is available.

About Telechips
Telechips is a leading fabless semiconductor company in Korea. It designs and develops multimedia platforms for application markets ranging from portable MP3 players, car audio, home audio, mobile phones, and broadcasting such as mobile TV, DAB and its products support a comprehensive range of multimedia and communication technologies such as MP3, camera, video, mobile TV and GPS navigation.  Telechips customers include market leading companies such as Samsung, Philips, Sony, JVC, Hyundai, Thomson (RCA), and LG.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. Connected Community and Mali are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc., ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.

Contact Details:
ARM PRESS OFFICE: +44 208 846 0797

Eureka Endo Text 100 +44 208 846 0704 londonarm@text100.co.uk	Lorna Dunn ARM +44 (0) 1223 400835 lorna.dunn@arm.com	Lee Kwang Woo Telechips Inc. +82 2 3443 6792 ma40481@telechips.com

Star Meza Text100 +1 415 593 8431 star.meza@text100.com	Erik Ploof ARM +1 425 880 6033 erik.ploof@arm.com

Item 2

EMBARGOED until 7.00am BST 30 July 2008
ARM HOLDINGS PLC REPORTS RESULTS FOR THE SECOND QUARTER AND HALF YEAR
ENDED 30 JUNE 2008
A presentation of the results will be webcast today at 09:00 BST at www.arm.com/ir

CAMBRIDGE, UK, 30 July 2008—ARM Holdings plc [(LSE: ARM); (NASDAQ: ARMH)] announces its unaudited financial results for the second quarter and half year ended 30 June 2008.

Highlights (US GAAP unless otherwise stated)
•	Q2 revenues at $128.1m, £65m
•	Normalised operating margin at 31.5% (US GAAP 18.3%)
•	Normalised PBT at £21.1m (US GAAP £12.6m)
•	Normalised EPS at 1.17p (US GAAP 0.71p)
•	Strong orders increase group backlog above previous quarter’s record level

•	Reiterating FY 2008 guidance

•	Processor Division (PD): Strong licensing platform driving royalty momentum
•	Licensing revenues down sequentially and year-on-year
▪	Architecture license signed for current and future ARM technology with strategic OEM
•	H2 licensing uplift expected due to strong opportunity pipeline
•	Royalty revenue up 27% year-on-year

•	Physical IP Division (PIPD): Second quarter of sequential growth for both licensing and royalty revenues
•	Total revenue at $22.3m, up 5% year-on-year
•	Licensing revenues increased 7% sequentially to $12.6m
•	Royalty revenue up 33% year-on-year

•	Business model yields increasing cash returns
•	Record generation of cash in the quarter at £26.5m
•	£30.7m returned to shareholders in Q2 2008, £15.3m by dividend and £15.4m by share buybacks
•	Net cash of £50.6m at the end of Q2
•	2008 interim dividend announced at 0.88p per share, up 10% year-on-year

Outlook
We enter the second half of 2008 with a broad product portfolio for licensing into an increasingly diverse customer base; an opportunity pipeline expected to deliver near-term license revenue and good royalty momentum across the business.   We therefore reiterate the guidance for FY 2008 given in both February and April; assuming no further deterioration in the trading environment, we continue to expect to increase dollar revenues in FY 2008 by at least the growth rate achieved in FY 2007.

As in prior years, Q4 revenues are expected to be stronger than Q3 revenues based on normal seasonal impacts on development systems revenues in the third quarter and the typical strength of license and royalty revenues in the fourth quarter.

Commenting on the results, Warren East, Chief Executive Officer, said:
“ARM has made good progress in the first half of 2008 in challenging market conditions, further extending the Group’s backlog which was already at record levels. We see continued strong demand for ARM’s technology including long-term commitments for our processor and physical IP technology by industry leaders.

Prospects for PD licensing in H2 2008 are promising notwithstanding the uncertain current trading environment. We have a broad product portfolio that our customers are designing into applications from mobile computers to microcontrollers.  We are encouraged by our second successive quarter of sequential growth in PIPD as we build momentum in that business.

Growth of more than 25% year-on-year in underlying royalty revenues for both PD and PIPD provides further evidence of the increasing use of ARM’s technology in a rapidly broadening range of consumer electronics products.

Whilst investing in future technology innovation, we continue to exercise financial restraint, reducing overall operating costs and headcount, thereby increasing margins sequentially; generating record levels of cash within the quarter; and increasing the interim dividend.”

Q2 2008 – Revenue Analysis
	Revenue ($m)***			Revenue (£m)
	Q2 2008	Q2 2007	% Change	Q2 2008	Q2 2007	% Change
PD
Licensing	30.2	45.3	-33%	15.3	23.2	-34%
Royalties	51.0	40.1	27%	26.0	20.2	29%
Total PD	81.2	85.4	-5%	41.3	43.4	-5%
PIPD
Licensing	12.6	14.0	-10%	6.4	7.1	-10%
Royalties[1]	9.7	7.3	33%	4.9	3.6	36%
Total PIPD	22.3	21.3	5%	11.3	10.7	5%
Development Systems	16.2	14.1	15%	8.2	7.1	15%
Services	8.4	8.4		4.2	4.3	-2%
Total Revenue	128.1	129.2	-1%	65.0	65.5	-1%
1 Includes catch-up royalties in Q2 2008 of $1.1m (£0.6m) and in Q2 2007 of $0.6m (£0.3m).

H1 2008 – Revenue Analysis
	Revenue ($m)***			Revenue (£m)
	H1 2008	H1 2007	% Change	H1 2008	H1 2007	% Change
PD
Licensing	66.6	82.7	-20%	33.5	42.6	-21%
Royalties	105.8	85.1	24%	53.9	43.2	25%
Total PD	172.4	167.8	3%	87.4	85.8	2%
PIPD
Licensing	24.4	31.0	-21%	12.3	15.7	-22%
Royalties[1]	18.8	15.6	20%	9.6	7.9	21%
Total PIPD	43.2	46.6	-7%	21.9	23.6	-7%
Development Systems	30.3	27.7	9%	15.3	14.1	9%
Services	16.5	16.3	1%	8.3	8.5	-2%
Total Revenue	262.4	258.4	2%	132.9	132.0	1%
1 Includes catch-up royalties in H1 2008 of $1.9m (£1.0m) and in H1 2007 of $2.1m (£1.1m).

Q2 2008 – Financial Summary
£M	Normalised*			US GAAP
	Q2 2008	Q2 2007	% Change	Q2 2008	Q2 2007
Revenue	65.0	65.5	-1%	65.0	65.5
Income before income tax	21.1	22.5	-6%	12.6	12.0
Operating margin	31.5%	32.0%		18.3%	16.0%
Earnings per share (pence)	1.17	1.18	-1%	0.71	0.64
Net cash generation**	26.5	10.0
Effective fx rate ($/£)	1.97	1.97

H1 2008 – Financial Summary
£M	Normalised*			US GAAP
	H1 2008	H1 2007	% Change	H1 2008	H1 2007
Revenue	132.9	132.0	1%	132.9	132.0
Income before income tax	42.5	44.1	-4%	24.8	24.7
Operating margin	31.0%	31.1%		17.7%	16.5%
Earnings per share (pence)	2.33	2.32	1%	1.39	1.34
Net cash generation**	40.2	25.5
Effective fx rate ($/£)	1.97	1.96

*
Normalised figures are based on US GAAP, adjusted for acquisition-related, share-based compensation and restructuring charges. For reconciliation of GAAP measures to normalised non-GAAP measures detailed in this document, see notes 8.1 to 8.27.

**	Before dividends and share buybacks, net cash flows from share option exercises and acquisition consideration – see notes 8.14 to 8.18.
***
Dollar revenues are based on the group’s actual dollar invoicing, where applicable, and using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars.  Approximately 95% of invoicing is in dollars.

****	Each American Depositary Share (ADS) represents three shares.

CONTACTS:

Sarah West/Fiona Laffan/Pavla Shaw	Tim Score/Ian Thornton
Brunswick	ARM Holdings plc
+44 (0)207 404 5959	+44 (0)1628 427800

Financial review
(US GAAP unless otherwise stated)

Total revenues
Total dollar revenues in Q2 2008 were $128.1 million, down 1% versus Q2 2007.  Sterling revenues of £65.0 million were down 1% year-on-year.  ARM’s effective rate in both Q2 2008 and Q2 2007 was $1.97.

Half-year dollar revenues in 2008 amounted to $262.4 million, up 2% on H1 2007.

License revenues
Total dollar license revenues in Q2 2008 fell by 28% to $42.8 million, representing 33% of group revenues, compared to $59.3 million in Q2 2007. License revenues comprised $30.2 million from PD and $12.6 million from PIPD.

PD licensing revenue was affected by a lower number of deals that were signed in the quarter, and the timing of revenue for the deals that were signed, including a major architecture license for current and future technology where the related revenue will be recognised over a number of years.

As indicated in April, now the physical IP technology acceleration phase is largely complete, PIPD has entered a more “business-as-usual” state for the development of leading-edge technology.  PIPD licensing revenues have grown sequentially, as more engineering effort has been directed towards developing technology for immediate customer delivery.

Half-year dollar license revenues were $91.0 million, down 20% versus H1 2007, comprising $66.6 million from PD and $24.4 million from PIPD.

Royalty revenues
Total dollar royalty revenues in Q2 2008 grew by 28% to $60.7 million, representing 47% of group revenues, compared to $47.4 million in Q2 2007.

PD royalties grew by 27% to $51.0 million compared to $40.1 million in Q2 2007.  This was due to increased penetration of ARM technology-based chips across all applications, and continuing growth in the logic and microcontroller industry.

Total PIPD royalties grew 33% year-on-year to a record $9.7 million, including $1.1 million of catch-up royalties. Underlying royalties, excluding catch-up royalties in both periods, were up by 28% year-on-year.

Half-year royalty revenues in 2008 amounted to $124.6 million, up 24% on H1 2007.

Development Systems and Service revenues
Sales of development systems in Q2 2008 grew 15% to $16.2 million, representing 13% of group revenues, compared to $14.2 million in Q1 2008 and $14.1 million in Q2 2007.  The sequential increase was partly due to a large tools licensing deal, with a tier 1 semiconductor company adopting ARM tools across multiple sites. Given that large licensing deals of this type are infrequent in this division and as a result of normal Q3 seasonality, the Q1 2008 revenue of $14.2 million is a more appropriate base when considering expected development systems revenues in the third quarter.

As indicated in April, there has been some restructuring of development systems’ product lines which will give rise to a headcount reduction of about 50 within the System Design Division (SDD).  As a result, a restructuring charge of £0.5 million has been incurred in Q2 2008. The reduction in headcount will be completed during Q3 2008.

Service revenues in Q2 2008 were $8.4 million, representing 7% of group revenues, compared to $8.4 million in Q2 2007.

Half-year development systems revenues in 2008 amounted to $30.3 million, up 9% on H1 2007. Half-year service revenues in 2008 amounted to $16.5 million, up 1% on H1 2007.

Gross margins
The gross margin in Q2 2008 was 88.8% compared to 89.2% in Q2 2007.  Gross margins in Q2 2008, excluding share-based compensation charges of £0.2 million (see below), were 89.1% compared to 88.8% in Q1 2008 and 89.7% in Q2 2007. The lower gross margin in Q2 2008, when compared to Q2 2007, is due primarily to the higher revenue contribution from technology which includes payments to collaborative partners recorded as a cost of sale.

Gross margins for the half-year, excluding share-based compensation charges of £0.5 million (see below), were 89.0% compared to 89.6% for the first half of 2007.

Operating expenses and operating margin
Total operating expenses in Q2 2008 were £45.8 million (Q2 2007: £48.0 million) including amortisation of intangible assets and other acquisition-related charges of £4.5 million (Q2 2007: £4.8 million),  £3.3 million (Q2 2007: £4.5 million) in relation to of share-based compensation and related payroll taxes and restructuring charges of £0.5 million (Q2 2007: £0.8 million).  Total share-based compensation and related payroll tax charges of £3.6 million in Q2 2008 were included within cost of revenues (£0.2 million), research and development (£2.4 million), sales and marketing (£0.5 million) and general and administrative (£0.5 million). Normalised income statements for Q2 and H1 2008 and Q2 and H1 2007 are included in notes 8.24 to 8.27 below which reconcile US GAAP to the normalised non-GAAP measures referred to in this earnings release.

Operating expenses (excluding acquisition-related, share-based compensation and restructuring charges) in Q2 2008 were £37.5 million compared to £39.5 million in Q1 2008 and £37.8 million in Q2 2007.

The sequential decrease in operating expenses is due partly to the restructuring activities in PIPD and SDD which have contributed to a net reduction of headcount of 33 since the start of the year. More generally, we continue to manage costs carefully in the uncertain trading environment and expect operating expenses in FY 2008 to grow at no more than 4% over FY 2007.

Normalised research and development expenses were £15.3 million in Q2 2008, representing 23% of revenues, compared to £16.3 million in Q1 2008 and £15.5 million in Q2 2007. Normalised sales and marketing costs in Q2 2008 were £10.9 million, being 17% of revenues, compared to £11.0 million in Q1 2008 and £10.5 million in Q2 2007. Normalised general and administrative expenses in Q2 2008 were £11.3 million, representing 17% of revenues, compared to £12.2 million in Q1 2008 and £11.9 million in Q2 2007.

Normalised operating margin in Q2 2008 was 31.5% (8.1) compared to 30.6% (8.2) in Q1 2008 and 32.0% (8.3) in Q2 2007.

Earnings and taxation
Income before income tax in Q2 2008 was £12.6 million compared to £12.0 million in Q2 2007. After adjusting for acquisition-related, share-based compensation and restructuring charges, normalised income before income tax in Q2 2008 was £21.1 million (8.6) compared to £22.5 million (8.8) in Q2 2007.  The group’s effective tax rate under US GAAP in Q2 2008 was 27% (Q2 2007: 26%).

In Q2 2008, fully diluted earnings per share prepared under US GAAP were 0.71 pence (4.21 cents per ADS****) compared to earnings per share of 0.64 pence (3.87 cents per ADS****) in Q2 2007. Normalised fully diluted earnings per share in Q2 2008 were 1.17 pence (8.19) per share (6.96 cents per ADS****) compared to 1.18 pence (8.21) (7.11 cents per ADS****) in Q2 2007.

Balance sheet
Intangible assets at 30 June 2008 were £375.3 million, comprising goodwill of £344.7 million and other intangible assets of £30.6 million, compared to £345.2 million and £35.2 million respectively at 31 March 2008.

Total accounts receivable were £60.3 million at 30 June 2008, comprising £42.9 million of trade receivables and £17.4 million of amounts recoverable on contracts, compared to £72.0 million at 31 March 2008, comprising £53.9 million of trade receivables and £18.1 million of amounts recoverable on contracts. Days sales outstanding (DSOs) were 45 at 30 June 2008 compared to 52 at 31 March 2008 and 51 at 30 June 2007. The reduction in accounts receivable and DSOs has contributed to a record level of cash generated in the quarter.

Cash flow, share buyback programme and interim dividend
Net cash at 30 June 2008 was £50.6 million (8.11) compared to £55.2 million (8.12) at 31 March 2008. Normalised free cash flow in Q2 2008 was £26.5 million (8.14).

During the quarter, £15.4 million of cash was returned to shareholders through the purchase of 15 million shares. It is anticipated that the buyback programme will resume after the announcement of these results.

In respect of the year to 31 December 2008, the directors are declaring an interim dividend of 0.88 pence per share, an increase of 10% over the 2007 interim dividend of 0.80 pence per share. This interim dividend will be paid, out of the UK GAAP distributable reserves of ARM Holdings plc, on 6 October 2008 to shareholders on the register on 5 September 2008.

International Financial Reporting Standards (IFRS)
ARM reports results quarterly in accordance with US GAAP. At 30 June and 31 December each year, in addition to the US GAAP results, ARM is also required to publish results under IFRS. The operating and financial review commentary included in this release on the US GAAP numbers is for the most part applicable to the IFRS numbers and, in particular, revenues, dividends and share buybacks are recorded in the same way under both sets of accounting rules. A summary of the accounting differences between IFRS and US GAAP and reconciliations of IFRS and US GAAP profit and shareholders’ equity are set out in note 7 to the financial tables below.

Operating review

Backlog
Already at a record high coming into Q2, group order backlog increased sequentially and is up by more than 30% on the level at the end of Q2 2007.  PD order backlog was particularly strong, up more than 50% over the end of Q2 2007.

PD licensing
Eleven processor licenses were signed with semiconductor companies in Q2 for ARM7, ARM9, ARM11, Cortex and Mali technology. Q2 also included four significant licenses with major OEMs: a leading handset OEM who bought a long-term architecture license to ARM’s current and future technology for use in mobile computing; a leading aerospace OEM who licensed an ARM processor for use in embedded real-time applications; a leading consumer electronics OEM; and Cisco, a leading enterprise and consumer networking OEM, who licensed Mali200.

Three more Cortex-M3 licenses were signed in the quarter for microcontroller applications, further demonstrating the attractiveness of ARM-based solutions in this high-volume market opportunity.

Q2 2008 PD Licensing Analysis – 553 cumulative processor licenses

	Multi-use			Term			Per-use				Cumulative
	U	D	N	U	D	N	U	D	N	Total	Total
ARM7			1							1	155
ARM9			2			2				4	247
ARM11	1									1	66
Cortex-M3			2	1						3	21
Cortex-R4											11
Cortex-A8											10
Cortex-A9											5
Mali			1	1						2	8
Other											30
									Total	11	553
U:Upgrade     D:Derivative     N:New

PD licensing has a healthy opportunity pipeline, which we expect to deliver higher licensing revenue in Q3 and Q4 2008 than we have seen in Q2.  We have a broad portfolio of processor technologies and strong demand from semiconductor companies and OEMs across a range of applications.  Also, Cortex-A9 is now available for general licensing, making our latest technology available for a much wider market.

PD royalties
Year-on-year, reported PD unit shipments grew strongly in Q2 2008 (our partners report royalties one quarter in arrears) buoyed by growth in bluetooth, digital consumer, microcontrollers, smartphones, storage (HDD and flash) and Wi-Fi. Reported processor unit shipments were 892 million, up 37% compared to Q2 2007.

The ARM7, ARM9 and ARM11 families now represent 55%, 43% and 2% of total shipments respectively. There are now four partners shipping Cortex-M3 based microcontrollers and ARM received the first royalties from Cortex-A8 based chips in the quarter.  Not only does this demonstrate the longevity of ARM technology but it also underscores the material additional value to be derived from the significant license sales of ARM11 and later technology that have already been made.

For the quarter, an ARM technology-based mobile phone contained an average of 1.8 ARM microprocessors, up from 1.7 in the prior quarter.  As well as smartphones containing multiple ARM technology-based chips, more feature phones are now being shipped with multiple ARM cores.

In Q2 2008, shipments of ARM-based chips in embedded devices continued to grow compared to Q2 2007. Microcontrollers were up 55% compared with Q2 2007; units shipped into enterprise applications grew by 30% driven by increased use of ARM in Wi-Fi and penetration of ARM9 into storage devices; whilst units shipped into home grew 31% driven by increased shipments of consumer electronics such as DVD, set-top-box and digital TV.

PIPD licensing
PIPD license revenue increased sequentially to $12.6 million in Q2 2008 from $11.8 million in Q1 2008. Sixteen physical IP licenses were signed in the quarter for products across the technology portfolio.  This included a license to a tier 1 semiconductor company, which has now bought three significant physical IP licenses in three sequential quarters, the latest for advanced 45nm/40nm technology, demonstrating a trend for outsourcing physical IP by leading semiconductor manufacturers. This is further evidenced by STMicroelectronics buying a 40nm platform license early in Q3.

The attractiveness of ARM’s combined processor and physical IP offer was illustrated again in Q2 with two additional licenses being signed which included technology from both divisions.

Q2 2008 PIPD Licensing Analysis – 379 cumulative physical IP licenses
	Process Node (nm)	Total
Platform Licenses
Advantage	65	1
Standard Cell Libraries
Advantage	180/90	3
Metro	180/130	5
Memory Compilers
Advantage	90/65	2
Velocity PHYs	90/65/45	5
Quarter Total		16
Cumulative Total		379

PIPD royalties
PIPD royalties in Q2 2008 were a record $9.7 million, up 6% from $9.1 million in Q1 2008 and up 33% from $7.3 million in Q2 2007. Underlying royalties for PIPD were $8.6 million, up 28% year-on-year. Sequentially, underlying royalties were up 3% despite an estimated 2% decline in overall foundry shipments (source - Gartner Dataquest, July 2008).

Three semiconductor companies are now shipping ARM’s 65nm physical IP in volume, including one foundry and two IDMs, demonstrating the uptake of ARM’s physical IP at advanced nodes.

People
At 30 June 2008, ARM had 1,695 full-time employees, a net reduction of 33 since the end of 2007, following the restructuring activities in PIPD in Q1 2008 and in SDD in Q2 2008. At the end of Q2, the group had 626 employees based in the UK, 510 in the US, 186 in Continental Europe, 296 in India and 77 in the Asia Pacific region.

Board Role Changes
Tudor Brown has become President of ARM and Mike Inglis has become EVP and General Manager of the Processor Division.  Both continue as members of the ARM Holdings Board.  Tudor is responsible for developing ARM's high-level relationships with industry partners and governmental agencies and will continue to focus on his regional development role, particularly in AsiaPac. Graham Budd, who was previously EVP and General Manager of the Processor Division, has become Chief Operating Officer and continues as a member of the Executive Committee.

Legal matters
ARM had been involved in patent infringement litigation proceedings with Technology Properties Limited, Inc. The litigation has now been concluded with a ruling of non-infringement granted in ARM's favour.

Principal risks and uncertainties
The principal risks and uncertainties faced by the Group that could affect the results for the second half of 2008 and beyond are noted within the Annual Report on Form 20-F for the fiscal year ended 31 December 2007.  There have been no changes to these risks that would materially impact the Group in the foreseeable future.  These include but are not limited to: ARM's quarterly results may fluctuate significantly and be unpredictable which could adversely affect the market price of ARM ordinary shares; general economic conditions may reduce ARM's revenues and harm its business; ARM competes in the intensely competitive semiconductor market and ARM may not operate systems which comply fully with the requirement of the Sarbanes-Oxley Act.

ARM Holdings plc
Second Quarter and Six Month Results – US GAAP

	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	30 June	30 June	30 June	30 June
	2008	2007	2008	2007
	Unaudited	Unaudited	Unaudited	Unaudited
	£'000	£'000	£'000	£'000
Revenues
Product revenues	60,772	61,215	124,589	123,515
Service revenues	4,243	4,317	8,314	8,509
Total revenues	65,015	65,532	132,903	132,024

Cost of revenues
Product costs	(5,358)	(5,421)	(11,158)	(11,059)
Service costs	(1,953)	(1,636)	(3,993)	(3,226)
Total cost of revenues	(7,311)	(7,057)	(15,151)	(14,285)

Gross profit	57,704	58,475	117,752	117,739

Research and development	(17,764)	(18,460)	(36,730)	(37,457)
Sales and marketing	(11,351)	(11,430)	(22,905)	(23,336)
General and administrative	(11,805)	(12,659)	(24,507)	(25,121)
Restructuring costs	(469)	(814)	(1,187)	(814)
Amortization of intangibles purchased through business combination	(4,404)	(4,612)	(8,834)	(9,267)
Total operating expenses	(45,793)	(47,975)	(94,163)	(95,995)

Income from operations	11,911	10,500	23,589	21,744
Interest, net	653	1,520	1,224	2,977

Income before income tax	12,564	12,020	24,813	24,721
Provision for income taxes	(3,455)	(3,173)	(6,762)	(6,297)

Net income	9,109	8,847	18,051	18,424

Earnings per share (assuming dilution)
Shares outstanding ('000)	1,290,856	1,374,410	1,297,283	1,376,270
Earnings per share – pence	0.7	0.6	1.4	1.3
Earnings per ADS (assuming dilution)
ADSs outstanding ('000)	430,285	458,137	432,428	458,757
Earnings per ADS – cents	4.2	3.9	8.3	8.1

ARM Holdings plc
Consolidated balance sheet – US GAAP

	30 June	31 December
	2008	2007
	Unaudited	Audited
	£’000	£’000
Assets
Current assets:
Cash and cash equivalents	50,450	49,509
Short-term investments	194	232
Marketable securities	-	1,582
Accounts receivable, net of allowance of
£1,502,000 in 2008 and £1,504,000 in 2007	60,254	68,232
Inventory: finished goods	2,303	2,339
Income taxes receivable	7,172	6,552
Prepaid expenses and other assets	20,524	13,089
Investments	-	1,180
Total current assets	140,897	142,715

Deferred income taxes	13,584	11,309
Prepaid expenses and other assets	2,486	2,860
Property and equipment, net	10,563	12,042
Goodwill	344,662	344,663
Other intangible assets	30,635	39,375
Investments	4,944	3,701
Total assets	547,771	556,665

Liabilities and shareholders’ equity
Accounts payable	2,347	2,230
Income taxes payable	13,305	3,704
Personnel taxes	1,938	1,751
Accrued liabilities	19,958	25,670
Deferred revenue	29,148	27,543
Total current liabilities	66,696	60,898

Deferred income taxes	1,050	2,027
Total liabilities	67,746	62,925

Shareholders’ equity
Ordinary shares	672	672
Additional paid-in capital	374,975	367,680
Treasury stock, at cost	(101,679)	(90,000)
Retained earnings	224,188	234,455
Accumulated other comprehensive income:
Unrealized holding loss on available-for-sale securities, net of tax of £nil (2007: £85,000)	(87)	(214)
Cumulative translation adjustment	(18,044)	(18,853)
Total shareholders’ equity	480,025	493,740

Total liabilities and shareholders’ equity	547,771	556,665

ARM Holdings plc
Consolidated income statement – IFRS

	Six months	Six months	Year
	ended	ended	ended
	30 June	30 June	31 December
	2008	2007	2007
	Unaudited	Unaudited	Audited
	£’000	£’000	£’000

Revenues
Product revenues	124,589	123,515	242,726
Service revenues	8,314	8,509	16,434
Total revenues	132,903	132,024	259,160

Cost of revenues
Product costs	(11,158)	(11,059)	(21,475)
Service costs (see note 2)	(4,013)	(3,282)	(6,630)
Total cost of revenues	(15,171)	(14,341)	(28,105)

Gross profit	117,732	117,683	231,055

Operating expenses
Research and development (see note 2)	(42,048)	(42,944)	(83,977)
Sales and marketing (see note 2)	(26,807)	(27,845)	(55,298)
General and administrative (see note 2)	(25,906)	(26,013)	(52,086)
Total net operating expenses	(94,761)	(96,802)	(191,361)

Profit from operations	22,971	20,881	39,694
Investment income	1,251	2,977	5,459
Interest payable	(27)	-	(57)

Profit before tax	24,195	23,858	45,096
Tax	(9,098)	(6,452)	(9,846)

Profit for the period	15,097	17,406	35,250

Dividends
- final 2006 paid (on 21 May 2007) at 0.6 pence per share	-	8,013	8,013
- interim 2007 paid (on 5 October 2007) at 0.8 pence per share	-	-	10,534
- final 2007 paid (on 21 May 2008) at 1.2 pence per share	15,267	-	-
- interim 2008 proposed at 0.88 pence per share	11,094	-	-

Earnings per share
Basic and diluted earnings	15,097	17,406	35,250

Number of shares (‘000)
Basic weighted average number of shares	1,272,758	1,334,892	1,321,860
Effect of dilutive securities: Share options and awards	20,967	33,882	39,301
Diluted weighted average number of shares	1,293,725	1,368,774	1,361,161

Basic EPS	1.2p	1.3p	2.7p
Diluted EPS	1.2p	1.3p	2.6p
All activities relate to continuing operations.
All of the profit for the period is attributable to the equity shareholders of the parent.

ARM Holdings plc
Consolidated balance sheet – IFRS

	30 June	31 December
	2008	2007
	Unaudited	Audited
	£’000	£’000

Assets
Current assets:
Financial assets: Cash and cash equivalents	50,450	49,509
Short-term investments	194	232
Short-term marketable securities	-	1,582
Available-for-sale investments	-	1,180
Fair value of currency exchange contracts	142	-
Accounts receivable	60,254	68,232
Prepaid expenses and other assets	20,382	13,089
Current tax assets	7,172	6,552
Inventories: finished goods	2,303	2,339
Total current assets	140,897	142,715

Non-current assets:
Financial assets: Available-for-sale investments	4,944	3,701
Prepaid expenses and other assets	2,486	2,860
Property, plant and equipment	8,412	9,336
Goodwill	419,381	420,835
Other intangible assets	34,482	44,264
Deferred tax assets	18,516	19,233
Total non-current assets	488,221	500,229

Total assets	629,118	642,944

Liabilities and shareholders’ equity
Current liabilities:
Financial liabilities: Accounts payable	2,347	2,230
Fair value of currency exchange contracts	-	496
Current tax liabilities	13,305	3,704
Accrued and other liabilities	22,054	28,174
Deferred revenue	29,148	27,543
Total current liabilities	66,854	62,147

Net current assets	74,043	80,568

Non-current liabilities:
Deferred tax liabilities	1,050	1,635
Total liabilities	67,904	63,782

Net assets	561,214	579,162

Capital and reserves attributable to equity holders of the Company
Share capital	672	672
Share premium account	351,578	351,578
Share option reserve	61,474	61,474
Retained earnings	166,223	185,125
Revaluation reserve	(87)	(214)
Cumulative translation adjustment	(18,646)	(19,473)
Total equity	561,214	579,162

ARM Holdings plc
Consolidated cash flow statement – IFRS

	Six months	Six months	Year
	ended	ended	ended
	30 June	30 June	31 December
	2008	2007	2007
	Unaudited	Unaudited	Audited
	£’000	£’000	£’000

Operating activities
Profit from operations	22,971	20,881	39,694
Depreciation and amortisation of tangible and intangible assets	13,046	13,675	26,907
Loss on disposal of property, plant and equipment	3	353	317
Compensation charge in respect of share-based payments	7,733	8,611	16,786
Impairment of investments	-	-	2,100
Provision for doubtful debts	49	265	215
Provision for obsolescence of inventory	(62)	69	247
Movement in fair value of currency exchange contracts	(638)	(73)	935
Changes in working capital:
Accounts receivable	8,011	(6,830)	260
Inventories	98	(688)	(653)
Prepaid expenses and other assets	(4,159)	(3,571)	(3,291)
Accounts payable	117	4,179	404
Deferred revenue	1,605	1,072	(3,877)
Accrued and other liabilities	(3,127)	(7,400)	(7,954)

Cash generated by operations before tax	45,647	30,543	72,090
Income taxes paid	(4,541)	(3,519)	(12,265)

Net cash from operating activities	41,106	27,024	59,825

Investing activities
Interest received	971	3,041	5,607
Purchases of property, plant and equipment	(1,920)	(1,680)	(4,661)
Purchases of other intangible assets	(214)	(1,557)	(3,332)
Purchases of available-for-sale investments	(1,029)	-	(2,657)
Proceeds on disposal of available-for-sale investments	1,478	-	-
Maturity of short-term investments	1,533	21,737	35,937
Purchases of subsidiaries, net of cash acquired	(1,446)	(3,307)	(3,357)

Net cash from / (used in) investing activities	(627)	18,234	27,537

Financing activities
Issue of shares	-	5,509	5,509
Proceeds received on issuance of shares from treasury	3,718	6,486	13,383
Purchase of own shares	(28,448)	(45,736)	(128,561)
Dividends paid to shareholders	(15,267)	(8,013)	(18,547)

Net cash used in financing activities	(39,997)	(41,754)	(128,216)

Net increase / (decrease) in cash and cash equivalents	482	3,504	(40,854)
Cash and cash equivalents at beginning of period	49,509	90,743	90,743
Effect of foreign exchange rate changes	459	(1,323)	(380)
Cash and cash equivalents at end of period	50,450	92,924	49,509

ARM Holdings plc
Consolidated statement of changes in shareholders’ equity – IFRS

		Share	Share		Reval-	Cumulative
	Share	premium	option	Retained	uation	translation
	capital	account	reserve	earnings	reserve	adjustment	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000

At 1 January 2007 (audited)	695	449,195	61,474	161,453	(544)	(11,347)	660,926
Dividends	-	-	-	(8,013)	-	-	(8,013)
Movement on tax arising on share options	-	-	-	1,212	-	-	1,212
Purchase of own shares	-	-	-	(37,594)	-	-	(37,594)
Appropriation for future cancellation of shares	-	-	-	(8,142)	-	-	(8,142)
Proceeds from sale of own shares	-	-	-	6,486	-	-	6,486
Unrealised holding losses on available-for-sale investments*	-	-	-	-	(401)	-	(401)
Currency translation adjustment	-	-	-	-	-	(13,413)	(13,413)
Total expense recognised directly in equity in the period	-	-	-	(46,051)	(401)	(13,413)	(59,865)
Shares issued on exercise of options	5	5,504	-	-	-	-	5,509
Profit for the period	-	-	-	17,406	-	-	17,406
Credit in respect of employee share schemes	-	-	-	8,611	-	-	8,611
At 30 June 2007 (unaudited)	700	454,699	61,474	141,419	(945)	(24,760)	632,587
Dividends	-	-	-	(10,534)	-	-	(10,534)
Movement on tax arising on share options	-	-	-	1,000	-	-	1,000
Purchase of own shares	-	-	-	(82,825)	-	-	(82,825)
Cancellation of shares	(28)	-	-	28	-	-	-
Cancellation of share premium account	-	(103,121)	-	103,121	-	-	-
Proceeds from sale of own shares	-	-	-	6,897	-	-	6,897
Unrealised holding losses on available-for-sale investments*	-	-	-	-	731	-	731
Currency translation adjustment	-	-	-	-	-	5,287	5,287
Total income / (expense) recognised directly in equity in the period	(28)	(103,121)	-	17,687	731	5,287	(79,444)
Profit for the period	-	-	-	17,844	-	-	17,844
Credit in respect of employee share schemes	-	-	-	8,175	-	-	8,175
At 31 December 2007 (audited)	672	351,578	61,474	185,125	(214)	(19,473)	579,162
Dividends	-	-	-	(15,267)	-	-	(15,267)
Movement on tax arising on share options	-	-	-	(1,735)	-	-	(1,735)
Purchase of own shares	-	-	-	(28,448)	-	-	(28,448)
Proceeds from sale of own shares	-	-	-	3,718	-	-	3,718
Realised gain on available-for-sale investment**	-	-	-	-	214	-	214
Unrealised holding losses on available-for-sale investments*	-	-	-	-	(87)	-	(87)
Currency translation adjustment	-	-	-	-	-	827	827
Total income / (expense) recognised directly in equity in the period	-	-	-	(41,732)	127	827	(40,778)
Profit for the period	-	-	-	15,097	-	-	15,097
Credit in respect of employee share schemes	-	-	-	7,733	-	-	7,733
At 30 June 2008 (unaudited)	672	351,578	61,474	166,223	(87)	(18,646)	561,214
* Net of tax of £0.2 million in H1 2007, £0.3 million in H2 2007 and £nil in H1 2008.
** Net of tax of £0.1 million

Notes to the Financial Information
(1) Basis of preparation
US GAAP
The financial information prepared in accordance with the Company’s US GAAP accounting policies comprises the consolidated balance sheets as of 30 June 2008 and 31 December 2007 and related income statements for the three and six months ended 30 June 2008 and 2007, together with related notes.  In preparing this financial information management has used the principal accounting policies as set out in the Company’s annual financial statements and Form 20-F for the year ended 31 December 2007.

International Financial Reporting Standards
The financial information prepared in accordance with the Group's IFRS accounting policies comprises the consolidated balance sheets as of 30 June 2008 and 31 December 2007 and related consolidated statements of income, changes in shareholders’ equity and cash flows for the six months ended 30 June 2008 and 2007 and year ended 31 December 2007, together with related notes.  This financial information has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with IAS 34, “Interim financial reporting”, as adopted by the European Union.  In preparing this financial information management has used the principal accounting policies as set out in the Group’s annual financial statements for the year ended 31 December 2007.

The following new standards, amendments to standards or interpretations are mandatory for the first time for the financial year beginning 1 January 2008, but are not currently relevant for the Group:
a.	IFRIC 12, ‘Service concession arrangements’.
b.	IFRIC 14, ‘IAS 19 – the limit on a defined benefit asset, minimum funding requirements and their interaction’.

(2) Share-based compensation charges and acquisition-related expenses
Included within the US GAAP income statement for the quarter ended 30 June 2008 are share-based compensation charges of £3.6 million:  £0.2 million in cost of revenues, £2.4 million in research and development costs, £0.5 million in sales and marketing costs and £0.5 million in general and administrative costs.  Included within the US GAAP income statement for the six months ended 30 June 2008 are share-based compensation charges of £7.5 million:  £0.5 million in cost of revenues, £5.0 million in research and development costs, £1.0 million in sales and marketing costs and £1.0 million in general and administrative costs.

Included within the IFRS income statement for the six months ended 30 June 2008 are total share-based payment costs of £7.7 million (H1 2007: £9.2 million; FY 2007: £18.3 million), allocated £0.5 million (H1 2007: £0.5 million; FY 2007: £1.1 million) in cost of revenues, £5.2 million (H1 2007: £5.4 million; FY 2007: £10.7 million) in research and development costs, £1.0 million (H1 2007: £1.8 million; FY 2007: £3.6 million) in sales and marketing costs and £1.0 million (H1 2007: £1.5 million; FY 2007: £2.9 million) in general and administrative costs.

Also included within IFRS operating costs for the six months ended 30 June 2008 is amortization of intangibles of £9.3 million (H1 2007: £9.8 million; FY 2007: £19.2 million), allocated £5.1 million (H1 2007: £5.1 million; FY 2007: £10.0 million) in research and development costs, £3.9 million (H1 2007: £4.4 million; FY 2007: £8.5 million) in sales and marketing costs and £0.3 million (H1 2007: £0.3 million; FY 2007: £0.7 million) in general and administrative costs.

 (3) Accounts receivable
Included within accounts receivable at 30 June 2008 are £17.4 million (31 December 2007: £24.5 million) of amounts recoverable on contracts.

 (4) Consolidated statement of changes in shareholders’ equity (US GAAP)

	Share capital £’000	Additional paid-in capital £’000	Treasury stock £’000	Retained earnings £’000	Unrealized holding gain/(loss) £’000	Cumulative translation adjustment £’000	Total £’000

At 1 January 2008	672	367,680	(90,000)	234,455	(214)	(18,853)	493,740
Net income	-	-	-	18,051	-	-	18,051
Dividends	-	-	-	(15,267)	-	-	(15,267)
Tax effect of option exercises	-	(689)	-	-	-	-	(689)
Amortization of deferred compensation	-	6,733	-	-	-	-	6,733
Conversion of liability award to equity award	-	1,251	-	-	-	-	1,251
Issuance of shares from treasury	-	-	16,769	(13,051)	-	-	3,718
Purchase of own shares	-	-	(28,448)	-	-	-	(28,448)
Other comprehensive income: Realized holding losses on available-for-sale securities (net of tax of £84,000)	-	-	-	-	214	-	214
Unrealized holding losses on available-for-sale securities (net of tax of £nil)	-	-	-	-	(87)	-	(87)
Currency translation adjustment	-	-		-	-	809	809
At 30 June 2008	672	374,975	(101,679)	224,188	(87)	(18,044)	480,025

(5) Consolidated statement of comprehensive income (US GAAP)

	Q2 2008	Q1 2008	Q2 2007	H1 2008	H1 2007
	£’000	£’000	£’000	£’000	£’000

Net income	9,109	8,942	8,847	18,051	18,424
Realized gain on available-for-sale security, net of tax	-	214	-	214	-
Unrealized holdings gains / (losses) on available-for-sale security, net of tax	(19)	(68)	(145)	(87)	(375)
Currency translation adjustment	(880)	1,689	(10,523)	809	(11,450)
Total comprehensive income / (loss)	8,210	10,777	(1,821)	18,987	6,599

(6) Segmental reporting (IFRS)

At 30 June 2008, the Group is organised on a worldwide basis into three main business segments:
Processor Division (PD), encompassing those resources that are centred around microprocessor cores, including specific functions such as graphics IP, fabric IP and embedded software.
Physical IP Division (PIPD), concerned with the building blocks necessary for translation of a circuit design into actual silicon.
Systems Design Division (SDD), focused on the tools and models used to create and debug software and system-on-chip (SoC) designs.

The following analysis is of revenues; operating costs; investment income; interest payable; profit/(loss) before tax, tax; profit/(loss) for the period; amortisation of other intangible assets and share-based payment costs for each segment and the Group in total.  There have been no material changes to the segmental split of net assets since those disclosed in the 2007 annual report.

Business segment information
Six months ended 30 June 2008	Processor Division £000	Physical IP Division £000	Systems Design Division £000	Unallocated £000	Group £000
Segmental income statement
Revenue	95,720	21,859	15,324	–	132,903
Operating costs	(58,651)	(32,178)	(19,320)	217	(109,932)
Investment income	–	–	–	1,251	1,251
Interest payable	–	–	–	(27)	(27)
Profit/(loss) before tax	37,069	(10,319)	(3,996)	1,441	24,195
Tax	–	–	–	(9,098)	(9,098)
Profit/(loss) for the period	37,069	(10,319)	(3,996)	(7,657)	15,097
Other segmental items (included in operating costs above)
Amortisation of other intangible assets	616	7,343	1,366	–	9,325
Share-based payment cost	5,258	1,160	1,315	–	7,733

Six months ended 30 June 2007	Processor Division £000	Physical IP Division £000	Systems Design Division £000	Unallocated £000	Group £000
Segmental income statement
Revenue	94,300	23,642	14,082	–	132,024
Operating costs	(58,928)	(32,377)	(20,518)	680	(111,143)
Investment income	–	–	–	2,977	2,977
Profit/(loss) before tax	35,372	(8,735)	(6,436)	3,657	23,858
Tax	–	–	–	(6,452)	(6,452)
Profit/(loss) for the period	35,372	(8,735)	(6,436)	(2,795)	17,406
Other segmental items (included in operating costs above)
Amortisation of other intangible assets	616	7,531	1,611	–	9,758
Share-based payment cost	5,855	1,292	1,464	–	8,611

There are no inter-segment revenues. Unallocated operating costs are foreign exchange revaluation on monetary items, including cash and cash equivalents. Unallocated assets and liabilities include: cash and cash equivalents; short-term investments and marketable securities; some deferred tax balances; current tax and VAT.

The results of each segment have been prepared using accounting policies consistent with those of the Group as a whole.

(7) Summary of significant differences between US GAAP and IFRS

Goodwill Under both IFRS and US GAAP, goodwill is not subject to amortisation, but is tested at least annually for impairment.  As permitted by IFRS 1, the Company’s goodwill under IFRS has been frozen at the amount recorded under UK GAAP as at 1 January 2004.  Under US GAAP, following the provisions of SFAS 142, “Goodwill and other intangible assets”, the carrying value of goodwill was frozen at the amount recorded under previous US GAAP as at 1 January 2002.  Under both previous US GAAP and UK GAAP, goodwill was amortised over its useful economic life.  Thus, while ongoing accounting policies in respect of goodwill are similar under US GAAP and IFRS, the difference in the dates of transition means that different amounts of goodwill are recorded.

Under US GAAP, certain costs to be incurred on restructuring on business combination are treated as a fair value adjustment in the balance sheet acquired. Under IFRS, these costs are expensed post-acquisition.   Additionally, under US GAAP, tax benefits arising from the exercise of options issued as part of the consideration for a business combination become a deduction to goodwill, only to the extent that those benefits do not exceed the fair value of the consideration relating to those options at the appropriate tax rate.  Any excess tax benefits are a deduction to equity.  Under IFRS, the full tax benefit is a deduction to equity.

Where provisional assessments of the fair values of assets and liabilities acquired on acquisition are refined, adjustments to fair values are recorded as prior year adjustments to goodwill under IFRS. Under US GAAP, such revisions are recorded as amendments to goodwill in the subsequent year.

Recognition and amortisation of intangibles The Company has taken advantage of the exemption under IFRS 1 not to apply IFRS retrospectively to business combinations occurring before 1 January 2004. This means that for business combinations occurring before this date, the previously reported UK GAAP treatment has continued to be followed.  Under previous UK GAAP, intangible assets were recognised separately from goodwill only where they could be sold separately without disposing of a business of the entity.  This separability criterion does not apply under either IFRS or US GAAP.  Thus, a number of intangible assets which are required to be recognised separately from goodwill under both IFRS 3 and SFAS 142, were subsumed within goodwill under UK GAAP. Under both US GAAP and IFRS, such intangible assets are amortised over their useful economic lives.  Except in relation to in-process research and development (see below), there is no difference in accounting policy for intangible assets recognised as a result of business combinations entered into after 1 January 2004.

In-process research and development Under IFRS, in-process research and development projects purchased as part of a business combination may meet the criteria set out in IAS 38, “Intangible assets”, for recognition as intangible assets other than goodwill and are amortised over their useful economic lives commencing when the asset is brought into use. Under US GAAP, in-process research and development is immediately written-off to the income statement. This accounting policy difference gives rise to an associated difference in deferred tax.

Valuation of consideration on business combination Under both IFRS and US GAAP, the fair value of consideration in a business combination includes the fair value of both equity issued and any share options granted as part of that combination.  Under IFRS, any equity issued is valued at the fair value as of the date of completion, whilst under US GAAP, the equity is valued at the date the terms of the combination were agreed to and announced.  For options, under US GAAP, the fair value is based upon the total number of options granted, both vested and unvested, whilst under IFRS the fair value only includes those that have vested, together with a pro-rata value for partially vested options.  Furthermore, where there is contingent consideration for an acquisition, under IFRS this is recognised as part of the purchase consideration if the contingent conditions are expected to be satisfied, whilst under US GAAP it is only recognised if the conditions have actually been met, other than to the extent necessary to eliminate any potential negative goodwill under US GAAP.

Deferred compensation Under US GAAP, the intrinsic value of unvested stock options issued by an acquirer as part of a business combination in exchange for unvested share options of the acquiree is recorded as a debit balance within shareholders’ funds. This amount is charged to the income statement over the vesting period of the share options in accordance with FIN 28.  Under IFRS, no such adjustment to shareholders’ funds is made on acquisition.  In accordance with FAS No. 123 (revised 2004) (FAS 123(R)), “Share-based payment”, the unamortised balance has been transferred to additional paid-in capital.

Compensation charge in respect of share-based payments The Company issues equity-settled share-based payments to certain employees. In accordance with IFRS 2, equity-settled share-based payments are measured at fair value at the date of grant, using the Black-Scholes pricing model. The fair value, determined at the grant date of the equity-settled share-based payments, is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of the number of shares that will eventually vest.

Under US GAAP, the Company also expenses share-based payments, including employee stock-options, based on their fair value in accordance with FAS 123(R). Some awards made by the Company are liability-classified awards under FAS 123(R) as either: (i) there is an obligation to settle a fixed monetary amount in a variable number of shares; or (ii) the award is indexed to a factor other than performance, market or service condition. The fair value of these awards is remeasured at each period end until the award has vested. Once the award has vested, or for (i) above when number of shares becomes fixed, the award becomes equity-classified.

Deferred tax on UK and US share options In the US and the UK, the Company is entitled to a tax deduction for the amount treated as employee compensation under US and UK tax rules on exercise of certain employee share options.  The compensation is equivalent to the difference between the option exercise price and the fair market value of the shares at the date of exercise.

Under IFRS, deferred tax assets are recognised and are calculated by comparing the estimated amount of tax deduction to be obtained in the future (based on the Company’s share price at the balance sheet date) with the cumulative amount of the compensation expense recorded in the income statement.  If the amount of estimated future tax deduction exceeds the cumulative amount of the remuneration expense at the statutory tax rate, the excess is recorded directly in equity, against the retained earnings. In accordance with the transitional provisions of IFRS 2, no compensation charge is recorded in respect of options granted before 7 November 2002 or in respect of those options which have been exercised or have lapsed before 31 December 2004.  Nevertheless, tax deductions have arisen and will continue to arise on these options.  The tax effects arising in relation to these options are recorded directly in equity, against retained earnings.

Under US GAAP, deferred tax assets are recognised by multiplying the compensation expense recorded by the prevailing tax rate in the relevant tax jurisdiction.  Where, on exercise of the relevant option, the tax benefit obtained exceeds the deferred tax asset in relation to the relevant options, the excess is recorded in additional paid-in capital.  Where the tax benefit is less than the deferred tax asset, the write-down of the deferred tax asset is recorded against additional paid-in capital to the extent of previous excess tax benefits recorded in this account, with any remainder recorded in the income statement.

Employer taxes on share-based remuneration Under IFRS, employer’s taxes that are payable on the exercise or vesting of share-based remuneration are provided for over the vesting period of the related option or award. Under US GAAP, such taxes are accounted for when the option or award is exercised or vests respectively.

Accrued legal costs Under IFRS, future legal fees that the Company is expecting to incur on current cases are accrued when the obligating event giving rise to the legal costs has occurred. Under US GAAP, such costs are charged to the income statement in the period in which the costs are incurred.

Available-for-sale investment impairment Accounting for impairments to available-for-sale investments is similar under both US GAAP and IFRS.  However, because the relevant standards were applied to different accounting periods, an investment which was deemed to have suffered an other-than-temporary impairment in a prior period under US GAAP (with a corresponding charge being recognized in the income statement) was accounted for as a temporary impairment under IFRS (with the corresponding charge being recognized directly in reserves). In 2007, a further other-than-temporary impairment was made under both GAAPs with the result that the cumulative other-than-temporary impairments are now equal. Consequently a greater charge was made through the 2007 IFRS income statement, as the charge under IFRS included the amount previously deemed to be temporary under IFRS but other-than-temporary under US GAAP.

Reconciliation of IFRS profit to US GAAP net income	Six months	Six months	Year
	ended	ended	ended
	30 June	30 June	31 December
	2008	2007	2007
	Unaudited	Unaudited	Audited
	£’000	£’000	£’000

Profit for financial period as reported under IFRS	15,097	17,406	35,250
Adjustments for:
Amortisation of intangibles	491	491	969
Deduct: US GAAP compensation charge in respect of all share-based payments	(7,010)	(8,504)	(15,979)
Add: IFRS compensation charge in respect of all share-based payments	7,733	8,611	16,786
Employer’s taxes on share-based remuneration, net of tax	(311)	620	855
Provision for legal costs, net of tax	(106)	(238)	(609)
Provisions against available-for-sale investment	-	-	938
Tax on UK and US share options	(906)	(851)	(3,708)

Reconciliation of IFRS profit to US GAAP net income	Six months	Six months	Year
	ended	ended	ended
	30 June	30 June	31 December
	2008	2007	2007
	Unaudited	Unaudited	Audited
	£’000	£’000	£’000

Tax difference on amortisation of intangibles	(203)	(203)	(400)
Tax difference on share-based remuneration	3,266	709	3,517
Other tax differences	-	397	(838)
Foreign exchange on contingent consideration	-	(14)	61
Net income as reported under US GAAP	18,051	18,424	36,842

Reconciliation of shareholders’ equity from IFRS	30 June	31 December
to US GAAP	2008	2007
	Unaudited	Audited
	£’000	£’000

Shareholders’ equity as reported under IFRS	561,214	579,162
Adjustments for:
Utilisation of restructuring provision	1,368	1,368
Cumulative difference on amortisation of goodwill	2,713	2,713
Cumulative difference on amortisation of intangibles	2,815	2,324
Cumulative write-off of in-process research and development	(4,692)	(4,692)
Valuation of equity consideration on acquisition	(82,435)	(82,435)
Valuation of option consideration on acquisition	17,476	17,476
Deferred compensation on acquisition	(9,579)	(9,579)
Liability-classified share awards	(674)	(1,649)
Employer’s taxes on share-based remuneration	832	1,277
Provision for legal costs, net of tax	-	106
Cumulative difference on deferred tax	(1,496)	(1,426)
Deferred tax on share-based payments	(5,362)	(8,768)
Portion of tax benefit arising on exercise of options issued on acquisition taken to goodwill under US GAAP	(4,844)	(4,844)
Foreign exchange on valuation of intangible assets and deferred tax	2,689	2,707
Foreign exchange on valuation of contingent consideration	-	-

Shareholders’ equity as reported under US GAAP	480,025	493,740

Reconciliation of goodwill from IFRS to US GAAP	30 June	31 December
	2008	2007
	Unaudited	Audited
	£’000	£’000

Goodwill as reported under IFRS	419,381	420,835
Adjustments for:
Valuation of restructuring provision on acquisition	1,235	1,235
Cumulative difference on amortisation of goodwill	2,713	2,713
Separately identifiable intangible assets	(302)	(302)
Cumulative write-off of in-process research and development	(150)	(150)
Valuation of equity consideration on acquisition	(82,435)	(82,435)
Valuation of option consideration on acquisition	17,476	17,476
Contingent consideration	-	(1,339)
Portion of tax benefit arising on exercise of options issued on acquisition taken to goodwill under US GAAP	(4,248)	(4,248)
Deferred tax on capitalised in-process research and development	(1,570)	(1,570)
Deferred compensation on acquisition	(9,579)	(9,579)
Foreign exchange on revaluation of goodwill	2,141	2,027

Goodwill as reported under US GAAP	344,662	344,663

 (8) Non-GAAP measures
The following non-GAAP measures, including reconciliations to the US GAAP measures, have been used in this earnings release. These measures have been presented as they allow a clearer comparison of operating results that exclude acquisition-related charges, stock-based compensation and restructuring charges and profit on disposal and impairment of available-for-sale investments. All figures in £’000 unless otherwise stated.

	(8.1)	(8.2)	(8.3)	(8.4)	(8.5)
	Q2 2008	Q1 2008	Q2 2007	H1 2008	H1 2007

Income from operations (US GAAP)	11,911	11,678	10,500	23,589	21,744
Restructuring costs	469	718	814	1,187	814
Acquisition-related charge – amortization of intangibles	4,404	4,430	4,612	8,834	9,267
Acquisition-related charge – other payments	115	45	209	160	606
Stock-based compensation and related payroll taxes	3,580	3,899	4,807	7,479	8,679
Normalised income from operations	20,479	20,770	20,942	41,249	41,110
As % of revenue	31.5%	30.6%	32.0%	31.0%	31.1%

	(8.6)	(8.7)	(8.8)	(8.9)	(8.10)
	Q2 2008	Q1 2008	Q2 2007	H1 2008	H1 2007

Income before income tax (US GAAP)	12,564	12,249	12,020	24,813	24,721
Restructuring costs	469	718	814	1,187	814
Acquisition-related charge – amortization of intangibles	4,404	4,430	4,612	8,834	9,267
Acquisition-related charge – other payments	115	45	209	160	606
Stock-based compensation and related payroll taxes	3,580	3,899	4,807	7,479	8,679
Normalised income before income tax	21,132	21,341	22,462	42,473	44,087

	(8.11)	(8.12)	(8.13)
	30 June 2008	31 March 2008	31 December 2007

Cash and cash equivalents	50,450	55,191	49,509
Short-term investments	194	36	232
Short-term marketable securities	-	-	1,582
Normalised cash	50,644	55,227	51,323

	(8.14)	(8.15)	(8.16)	(8.17)	(8.18)
	Q2 2008	Q1 2008	Q2 2007	H1 2008	H1 2007

Normalised cash at end of period (as above)	50,644	55,227	108,938	50,644	108,938
Less: Normalised cash at beginning of period	(55,227)	(51,323)	(126,781)	(51,323)	(128,494)
Add back: Cash outflow from acquisitions (net of cash acquired)	1,450	931	689	2,381	3,307
Add back: Cash outflow from payment of dividends	15,267	-	8,013	15,267	8,013
Add back: Cash outflow from purchase of own shares	15,429	13,019	25,577	28,448	45,736
Less: Cash inflow from exercise of share options	(1,065)	(2,653)	(6,486)	(3,718)	(11,995)
Less: Cash inflow from sale of available-for-sale investments	-	(1,478)	-	(1,478)	-
Normalised cash generation	26,498	13,723	9,950	40,221	25,505

	(8.19)		(8.20)		(8.21)		(8.22)		(8.23)
	Q2 2008		Q1 2008		Q2 2007		H1 2008		H1 2007

Net income (US GAAP)	9,109		8,942		8,847		18,051		18,424
Restructuring costs	469		718		814		1,187		814
Acquisition-related charge – amortization of intangibles	4,404		4,430		4,612		8,834		9,267
Acquisition-related charge – other payments	115		45		209		160		606
Stock-based compensation and related payroll taxes	3,580		3,899		4,807		7,479		8,679
Estimated tax impact of above charges	(2,627)		(2,816)		(3,058)		(5,443)		(5,907)
Normalised net income	15,050		15,218		16,231		30,268		31,883
Dilutive shares (‘000)	1,290,856		1,301,123		1,374,410		1,297,283		1,376,270
Normalised diluted EPS	1.17	p	1.17	p	1.18	p	2.33	p	2.32	p

(8.24) Normalised income statement for Q2 2008

	Normalised	Share-based compensation	Normalised incl share- based compensation	Intangible amortisation	Other acquisition -related charges	Restructuring charges	US GAAP
	£'000	£'000	£'000	£'000	£'000	£'000	£'000

Revenues
Product revenues	60,772	-	60,772	-	-	-	60,772
Service revenues	4,243	-	4,243	-	-	-	4,243
Total revenues	65,015	-	65,015	-	-	-	65,015

Cost of revenues
Product costs	(5,358)	-	(5,358)	-	-	-	(5,358)
Service costs	(1,706)	(247)	(1,953)	-	-	-	(1,953)
Total cost of revenues	(7,064)	(247)	(7,311)	-	-	-	(7,311)

Gross profit	57,951	(247)	57,704	-	-	-	57,704

Research and development	(15,259)	(2,400)	(17,659)	-	(105)	-	(17,764)
Sales and marketing	(10,884)	(466)	(11,350)	-	(1)	-	(11,351)
General and administrative	(11,329)	(467)	(11,796)	-	(9)	-	(11,805)
Restructuring costs	-	-	-	-	-	(469)	(469)
Amortization of intangibles purchased through business combination	-	-	-	(4,404)	-	-	(4,404)
Total operating expenses	(37,472)	(3,333)	(40,805)	(4,404)	(115)	(469)	(45,793)

Income from operations	20,479	(3,580)	16,899	(4,404)	(115)	(469)	11,911
Interest	653	-	653	-	-	-	653

Income before income tax	21,132	(3,580)	17,552	(4,404)	(115)	(469)	12,564
Provision for income taxes	(6,082)	797	(5,285)	1,660	38	132	(3,455)

Net income	15,050	(2,783)	12,267	(2,744)	(77)	(337)	9,109

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,290,856		1,290,856				1,290,856
Earnings per share – pence	1.17		0.95				0.71
Earnings per ADS (assuming dilution)
ADSs outstanding (‘000)	430,285		430,285				430,285
Earnings per ADS – cents	6.96		5.67				4.21

(8.25) Normalised income statement for Q2 2007

	Normalised	Share-based compensation	Normalised incl share- based compensation	Intangible amortisation	Other acquisition -related charges	Restructuring charges	US GAAP
	£'000	£'000	£'000	£'000	£'000	£'000	£'000

Revenues
Product revenues	61,215	-	61,215	-	-	-	61,215
Service revenues	4,317	-	4,317	-	-	-	4,317
Total revenues	65,532	-	65,532	-	-	-	65,532

Cost of revenues
Product costs	(5,421)	-	(5,421)	-	-	-	(5,421)
Service costs	(1,351)	(285)	(1,636)	-	-	-	(1,636)
Total cost of revenues	(6,772)	(285)	(7,057)	-	-	-	(7,057)

Gross profit	58,760	(285)	58,475	-	-	-	58,475

Research and development	(15,469)	(2,796)	(18,265)	-	(195)	-	(18,460)
Sales and marketing	(10,472)	(958)	(11,430)	-	-	-	(11,430)
General and administrative	(11,877)	(768)	(12,645)	-	(14)	-	(12,659)
Restructuring costs	-	-	-	-	-	(814)	(814)
Amortization of intangibles purchased through business combination	-	-	-	(4,612)	-	-	(4,612)
Total operating expenses	(37,818)	(4,522)	(42,340)	(4,612)	(209)	(814)	(47,975)

Income from operations	20,942	(4,807)	16,135	(4,612)	(209)	(814)	10,500
Interest	1,520	-	1,520	-	-	-	1,520

Income before income tax	22,462	(4,807)	17,655	(4,612)	(209)	(814)	12,020
Provision for income taxes	(6,231)	887	(5,344)	1,778	68	325	(3,173)

Net income	16,231	(3,920)	12,311	(2,834)	(141)	(489)	8,847

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,374,410		1,374,410				1,374,410
Earnings per share – pence	1.18		0.90				0.64
Earnings per ADS (assuming dilution)
ADSs outstanding (‘000)	458,137		458,137				458,137
Earnings per ADS – cents	7.11		5.39				3.87

 (8.26) Normalised income statement for H1 2008

	Normalised	Share-based compensation	Normalised incl share- based compensation	Intangible amortisation	Other acquisition- related charges	Restructuring charges	US GAAP
	£'000	£'000	£'000	£'000	£'000	£'000	£'000

Revenues
Product revenues	124,589	-	124,589	-	-	-	124,589
Service revenues	8,314	-	8,314	-	-	-	8,314
Total revenues	132,903	-	132,903	-	-	-	132,903

Cost of revenues
Product costs	(11,158)	-	(11,158)	-	-	-	(11,158)
Service costs	(3,478)	(515)	(3,993)	-	-	-	(3,993)
Total cost of revenues	(14,636)	(515)	(15,151)	-	-	-	(15,151)

Gross profit	118,267	(515)	117,752	-	-	-	117,752

Research and development	(31,571)	(5,016)	(36,587)	-	(143)	-	(36,730)
Sales and marketing	(21,932)	(974)	(22,906)	-	1	-	(22,905)
General and administrative	(23,515)	(974)	(24,489)	-	(18)	-	(24,507)
Restructuring costs	-	-	-	-	-	(1,187)	(1,187)
Amortization of intangibles purchased through business combination	-	-	-	(8,834)	-	-	(8,834)
Total operating expenses	(77,018)	(6,964)	(83,982)	(8,834)	(160)	(1,187)	(94,163)

Income from operations	41,249	(7,479)	33,770	(8,834)	(160)	(1,187)	23,589
Interest	1,224	-	1,224	-	-	-	1,224

Income before income tax	42,473	(7,479)	34,994	(8,834)	(160)	(1,187)	24,813
Provision for income taxes	(12,205)	1,638	(10,567)	3,332	54	419	(6,762)

Net income	30,268	(5,841)	24,427	(5,502)	(106)	(768)	18,051

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,297,283		1,297,283				1,297,283
Earnings per share – pence	2.33		1.88				1.39
Earnings per ADS (assuming dilution)
ADSs outstanding (‘000)	432,428		432,428				432,428
Earnings per ADS – cents	13.93		11.24				8.31

(8.27) Normalised income statement for H1 2007

	Normalised	Share-based compensation	Normalised incl share- based compensation	Intangible amortisation	Other acquisition -related charges	Restructuring charges	US GAAP
	£'000	£'000	£'000	£'000	£'000	£'000	£'000

Revenues
Product revenues	123,515	-	123,515	-	-	-	123,515
Service revenues	8,509	-	8,509	-	-	-	8,509
Total revenues	132,024	-	132,024	-	-	-	132,024

Cost of revenues
Product costs	(11,059)	-	(11,059)	-	-	-	(11,059)
Service costs	(2,709)	(517)	(3,226)	-	-	-	(3,226)
Total cost of revenues	(13,768)	(517)	(14,285)	-	-	-	(14,285)

Gross profit	118,256	(517)	117,739	-	-	-	117,739

Research and development	(32,058)	(5,042)	(37,100)	-	(357)	-	(37,457)
Sales and marketing	(21,604)	(1,732)	(23,336)	-	-	-	(23,336)
General and administrative	(23,484)	(1,388)	(24,872)	-	(249)	-	(25,121)
Restructuring costs	-	-	-	-	-	(814)	(814)
Amortization of intangibles purchased through business combination	-	-	-	(9,267)	-	-	(9,267)
Total operating expenses	(77,146)	(8,162)	(85,308)	(9,267)	(606)	(814)	(95,995)

Income from operations	41,110	(8,679)	32,431	(9,267)	(606)	(814)	21,744
Interest	2,977	-	2,977	-	-	-	2,977

Income before income tax	44,087	(8,679)	35,408	(9,267)	(606)	(814)	24,721
Provision for income taxes	(12,204)	1,824	(10,380)	3,574	184	325	(6,297)

Net income	31,883	(6,855)	25,028	(5,693)	(422)	(489)	18,424

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,376,270		1,376,270				1,376,270
Earnings per share – pence	2.32		1.82				1.34
Earnings per ADS (assuming dilution)
ADSs outstanding (‘000)	458,757		458,757				458,757
Earnings per ADS – cents	13.94		10.95				8.06

Statement of directors’ responsibilities

The directors confirm that this condensed consolidated interim financial information has been prepared in accordance with IAS 34 as adopted by the European Union and the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8, namely:

•
An indication of important events that have occurred during the first six months and their impact on the condensed set of financial statements and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

•	Material related-party transactions in the first six months and any material changes in the related-party transactions described in the last annual report.

The directors of ARM Holdings plc are listed in the ARM Holdings plc Annual Report for the year ended 31 December 2007.

By order of the Board

Tim Score
Chief Financial Officer
30 July 2008

Independent review report to ARM Holdings plc

Introduction

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2008, which comprises the IFRS consolidated income statement, IFRS consolidated balance sheet, IFRS consolidated statement of changes in shareholders’ equity, IFRS consolidated cash flow statement and related notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2008 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP
Chartered Accountants
London
30 July 2008

Notes:
(a)
The maintenance and integrity of the ARM Holdings plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

 Notes

The results shown for Q2 2008, Q1 2008, Q2 2007, H1 2008 and H1 2007 are unaudited. The results shown for FY 2007 are audited. The condensed consolidated interim financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts of the Company in respect of the financial year ended 31 December 2007 were approved by the Board of directors on 4 April 2008 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain an emphasis of matter paragraph nor any statement under Section 237 of the Companies Act 1985.

The results for ARM for Q2 2008 and previous quarters as shown reflect the accounting policies as stated in Note 1 to the US GAAP financial statements in the Annual Report and Accounts filed with Companies House in the UK for the fiscal year ended 31 December 2007 and in the Annual Report on Form 20-F for the fiscal year ended 31 December 2007.

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995. These statements are subject to risk factors associated with the semiconductor and intellectual property businesses. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, its management or its businesses and financial performance and condition are intended to identify those assertions as forward-looking statements. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables, many of which are beyond our control. These variables could cause actual results or trends to differ materially and include, but are not limited to: failure to realize the benefits of our recent acquisitions, unforeseen liabilities arising from our recent acquisitions, price fluctuations, actual demand, the availability of software and operating systems compatible with our intellectual property, the continued demand for products including ARM’s intellectual property, delays in the design process or delays in a customer’s project that uses ARM’s technology, the success of our semiconductor partners, loss of market and industry competition, exchange and currency fluctuations, any future strategic investments or acquisitions, rapid technological change, regulatory developments, ARM’s ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties, actual or potential litigation, changes in tax laws, interest rates and access to capital markets, political, economic and financial market conditions in various countries and regions and capital expenditure requirements.

More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended 31 December 2007 including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademark of ARM Limited. ARM7, ARM9, ARM11, Cortex and Mali are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; Keil Elektronik GmbH; ARM Embedded Technologies Pvt. Ltd. and ARM Norway, AS.